04050843

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.
Exact Name of Registrant as Specified in Charter

0001102913
Registrant CIK Number

Form 8-K, November 20, Series 2004-R12

333-118137

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL PROCESSING
RECEIVED
NOV 24 2004
WASH. D.C. 202 SECTION

PROCESSED
NOV 26 2004
THOMSON FINANCIAL

[TPW: NYLEGAL:286694.1] 16882-00214 11/23/2004 11:03 AM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 23, 2004

AMERIQUEST MORTGAGE SECURITIES INC.

By: Karen Christensen

Name: Karen Christensen

Title: EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

AMSI 2004-R12

Banc of America Securities

Assumptions

Prepay Speed	Pricing
Loss Severity	40%
Recovery Delay	12 months
Trigger	Fails on Day 1
Run to	Maturity

Defaults are in addition to prepayments

	Static LIBOR		Forward LIBOR	
	CDR (%)	Cum Loss (%)	CDR (%)	Cum Loss (%)
M10	6.8	7.31	5.0	5.62

AMSI 2004-R12

Banc of America Securities

Assumptions

Prepay Speed	Pricing
Loss Severity	24%
Recovery Delay	12 months
Trigger	Fails on Day 1
Run to	Maturity

Defaults are in addition to prepayments

	Static LIBOR		Forward LIBOR	
	CDR (%)	Cum Loss (%)	CDR (%)	Cum Loss (%)
M10	11.3	6.63	8.2	5.14

Assumptions

FRM PPC	0% to 18% over 12 months, 18% upto month 24, 18% to 21% from month 25 to 120, 21% thereafter
ARM PPC	0% to 30% over 18 months, 30% to 50% from month 19 to 24, 50% to 30% from month 25 to 40, 30% thereafter
CDR Vector	0% to 8% over 24 months, 8% upto month 48, 8% to 5% from month 49 to 120, 5% thereafter
Loss Severity	30%
Recovery Delay	**12 months**
Trigger	Fail
Run to	**Maturity**

Defaults are in addition to prepayments

	Fwd LIBOR		Fwd LIBOR + 200	
	CDR Multiple (%)	Cum Loss (%)	CDR Multiple (%)	Cum Loss (%)
Class M5	174.1	7.52	117.8	5.50
Class M6	150.1	6.69	98.1	4.72
Class M7	134.5	6.13	86.4	4.23
Class M8	123.4	5.71	78.5	3.89
Class M9	105.5	5.01	65.3	3.30
Class M10	83.8	4.11	51.3	2.65

Assumptions

FRM PPC	0% to 18% over 12 months, 18% upto month 24, 18% to 21% from month 25 to 120, 21% thereafter
ARM PPC	0% to 30% over 18 months, 30% to 50% from month 19 to 24, 50% to 30% from month 25 to 40, 30% thereafter
CDR Vector	0% to 8% over 24 months, 8% upto month 48, 8% to 5% from month 49 to 120, 5% thereafter
Loss Severity	30%
Recovery Delay	**0 months**
Trigger	Fail
Run to	**Call**

Defaults are in addition to prepayments

	Fwd LIBOR		Fwd LIBOR + 200	
	CDR Multiple (%)	Cum Loss (%)	CDR Multiple (%)	Cum Loss (%)
Class M5	230.8	8.22	136.9	5.57
Class M6	201.4	7.47	114.6	4.83
Class M7	183.2	6.98	101.2	4.34
Class M8	171.3	6.63	91.7	4.01
Class M9	150.3	5.98	76.6	3.43
Class M10	123.5	5.11	56.8	2.63

AMSI 2004-R12
Class A1

Banc of America Securities

Total Cashflow

Period	Pmt Date	Balance	Principal	Interest
1	1/25/2005	983,336,000	6,109,683	2,976,230
2	2/25/2005	977,226,317	8,717,928	1,910,206
3	3/25/2005	968,508,389	10,681,788	1,709,955
4	4/25/2005	957,826,601	12,632,747	1,872,285
5	5/25/2005	945,193,854	14,560,637	1,787,992
6	6/25/2005	930,633,217	16,455,131	1,819,129
7	7/25/2005	914,178,085	18,305,413	1,729,320
8	8/25/2005	895,872,672	20,097,599	1,751,182
9	9/25/2005	875,775,073	21,515,405	1,711,897
10	10/25/2005	854,259,669	22,788,719	1,615,975
11	11/25/2005	831,470,950	23,933,916	1,625,295
12	12/25/2005	807,537,034	23,676,219	1,527,591
13	1/25/2006	783,860,814	23,417,489	1,532,230
14	2/25/2006	760,443,326	22,827,640	1,486,455
15	3/25/2006	737,615,685	22,252,726	1,302,301
16	4/25/2006	715,362,959	21,692,367	1,398,336
17	5/25/2006	693,670,592	21,146,191	1,312,194
18	6/25/2006	672,524,401	20,613,838	1,314,598
19	7/25/2006	651,910,563	20,094,957	1,233,197
20	8/25/2006	631,815,606	19,589,204	1,235,024
21	9/25/2006	612,226,402	19,419,858	1,196,733
22	10/25/2006	592,806,543	19,867,109	1,121,392
23	11/25/2006	572,939,434	38,715,053	1,119,937
24	12/25/2006	534,224,382	36,130,468	1,010,574
25	1/25/2007	498,093,914	38,712,142	973,635
26	2/25/2007	459,381,772	35,362,220	897,964
27	3/25/2007	424,019,552	19,680,329	748,630
28	4/25/2007	404,339,223	18,821,102	790,371
29	5/25/2007	385,518,121	14,494,000	729,272
30	6/25/2007	371,024,121	14,093,424	725,249
31	7/25/2007	356,930,697	13,704,116	675,194
32	8/25/2007	343,226,581	13,325,755	670,913
33	9/25/2007	329,900,826	12,958,028	644,864
34	10/25/2007	316,942,798	12,600,633	599,550
35	11/25/2007	304,342,165	12,253,274	594,904
36	12/25/2007	292,088,890	11,915,667	552,535
37	1/25/2008	280,173,223	0	547,661
38	2/25/2008	280,173,223	0	547,661
39	3/25/2008	280,173,223	0	512,328
40	4/25/2008	280,173,223	0	547,661
41	5/25/2008	280,173,223	4,369,748	529,994
42	6/25/2008	275,803,475	7,428,802	539,119
43	7/25/2008	268,374,673	7,224,878	507,675
44	8/25/2008	261,149,795	7,026,658	510,475
45	9/25/2008	254,123,137	6,833,981	496,740
46	10/25/2008	247,289,156	6,646,690	467,789
47	11/25/2008	240,642,466	6,464,630	470,389
48	12/25/2008	234,177,836	6,287,655	442,986
49	1/25/2009	227,890,181	6,115,619	445,462
50	2/25/2009	221,774,562	5,948,383	433,508
51	3/25/2009	215,826,179	5,785,810	381,053
52	4/25/2009	210,040,369	5,627,769	410,571
53	5/25/2009	204,412,600	5,474,131	386,681
54	6/25/2009	198,938,469	5,324,771	388,869
55	7/25/2009	193,613,699	5,179,568	366,253
56	8/25/2009	188,434,131	5,038,404	368,336
57	9/25/2009	183,395,727	4,901,166	358,488
58	10/25/2009	178,494,561	4,767,742	337,652
59	11/25/2009	173,726,820	4,638,024	339,588
60	12/25/2009	169,088,796	4,511,908	319,860
61	1/25/2010	164,576,888	4,389,291	321,702
62	2/25/2010	160,187,597	4,270,076	313,122
63	3/25/2010	155,917,521	4,154,166	275,281
64	4/25/2010	151,763,355	4,041,468	296,655
65	5/25/2010	147,721,887	3,931,890	279,441
66	6/25/2010	143,789,997	3,825,346	281,070
67	7/25/2010	139,964,650	3,721,750	264,766
68	8/25/2010	136,242,900	3,621,019	266,317
69	9/25/2010	132,621,881	3,523,071	259,239
70	10/25/2010	129,098,810	3,427,829	244,212
71	11/25/2010	125,670,981	3,335,217	245,652
72	12/25/2010	122,335,765	3,245,160	231,418
73	1/25/2011	119,090,605	3,157,586	232,789
74	2/25/2011	115,933,018	3,072,427	226,617
75	3/25/2011	112,860,591	2,989,614	199,262
76	4/25/2011	109,870,977	2,909,081	214,767
77	5/25/2011	106,961,896	2,830,764	202,336
78	6/25/2011	104,131,132	2,754,601	203,547
79	7/25/2011	101,376,531	2,680,532	191,771
80	8/25/2011	98,695,999	2,608,498	192,923
81	9/25/2011	96,087,501	2,538,442	187,824
82	10/25/2011	93,549,060	2,470,308	176,964
83	11/25/2011	91,078,752	2,404,043	178,034
84	12/25/2011	88,674,709	2,339,594	167,743
85	1/25/2012	86,335,115	2,276,911	168,761
86	2/25/2012	84,058,204	84,058,204	164,310